FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 09, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

2004 SECOND QUARTER RESULTS

Buenos Aires, August 9, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the second quarter ended June 30, 2004.

The Company posted a P$77 million loss in 2004 second quarter net income compared to a P$255 million gain in 2003 quarter.

The operations for the quarter were developed within an international scenario favored by high crude oil prices, which fact allowed to increase crude oil average price by 26.7%. Oil and gas sales volumes rose to 169,200 boe/d or 5.2% mainly as a result of higher production volumes inVenezuela and Ecuador.

The 2003 second quarter results include the proportional consolidation of CIESA’s results not only for such period but also for 2003 first quarter. In 2003 first quarter, the Company did not proportionately consolidate its equity interest in CIESA since the Company’s equity interest in such company would have accounted for a negative value calculated under the equity method. As of June 30, 2003, the Company’s equity interest in CIESA accounted for a positive value, thus requiring proportional consolidation of its assets, liabilities, income (loss) and cash flow as of such date. Therefore, CIESA’s results for 2003 semester were accounted for in 2003 second quarter.

*       Net sales for 2004 quarter increased to P$1,661 million or 24.3%,

*     In 2004 quarter gross profit totaled P$606 million compared to P$528 million in 2003 quarter. Gross margin was 36.5% and 39.5% in 2004 and 2003 quarters, respectively.

*     Operating income recorded a P$409 million gain in 2004 quarter compared to a P$390 million gain in 2003 quarter.

Notwithstanding that, 2004 second quarter results were adversely affected by the following:

*  The different evolution of the exchange rate in both periods. In 2004 quarter the peso depreciated 3.8% compared to a 5.3% appreciation in 2003 quarter. The effect of such behaviors on the net borrowing position, excluding equity in Affiliates under Joint Control, accounted for a P$37 million exchange difference loss in 2004 quarter compared to a P$42 million gain in 2003 quarter. In addition, the different behavior of the exchange rate had an impact on equity in earnings of affiliates having a significant dollar-denominated net financial position, such as CIESA, TGS, Distrilec and Citelec.

*  A P$69 million loss due to the drop in the price of the shares of TGS and Transener (a company controlled by Citelec), resulting in an allowance for valuation of these investments at their recoverable value.

*   A reduction in the refining gross margin to 3.8% in 2004 quarter from 16% in 2003 quarter due to restrictions on passing through increased crude oil prices within the context of the Price Stability Agreement.

*    P$187 million and P$40 million losses in 2004 and 2003 quarters, respectively, attributable to the valuation at market value of derivative instruments that do not qualify for hedge accounting. The beforementioned increase in the WTI curve resulted in a significant accounting loss to be offset at the time of realization of hedged production at market value (2004 second semester and 2005 fiscal year) with the consequent economic benefit.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

SECOND QUARTER 2004 RESULTS

Net Sales

*    In 2004 quarter net sales increased P$325 million or 24.3% to P$1,661 million. Net sales for 2004 quarter reflect P$114 million and P$132 million attributable to our share in the net sales of CIESA and Distrilec, respectively. Net sales for 2003 quarter reflect P$218 million and P$109 million attributable to our share in the net sales of CIESA and Distrilec, respectively.

Excluding net sales of Affiliates under Joint Control, 2004 quarter net sales increased P$402 million or 39.6% to P$1,417 million. The Oil and Gas Exploration and Production business segment recorded the highest net sales increase to P$820 million or 31.8% as a consequence of higher oil and gas sales volumes and increased oil and gas sales prices. Net sales for the Refining business segment rose to P$417 million or 28.7% mainly as a result of improved gasoline and diesel oil sales volumes and increased sales prices. Net sales for the Petrochemical business segment increased to P$397 or 47% mainly due to significant increases in styrenics sales volumes in Brazil and Argentina and in fertilizers sales volumes.

Gross Profit

*   Gross profit increased P$78 million or 14.8% to P$606 million in 2004 quarter. The 2004 quarter gross profit reflects P$55 million and P$24 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2003 quarter gross profit reflects P$102 million and P$21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2004 quarter increased P$122 million or 30.1% to P$527 million, mainly as a result of the 52.1% increase in the Oil and Gas Exploration and Production gross profit. Gross margin totaled 37.2% in 2004 quarter compared to 39.6% in 2003 quarter.

Administrative and Selling Expenses

*   Administrative and selling expenses rose to P$137 million or 3% in 2004 quarter. The 2004 quarter administrative and selling expenses reflect P$2 million and P$17 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2003 quarter administrative and selling expenses reflect P$10 million and P$15 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased to P$118 million or 9.3%. The ratio of administrative and selling expenses to sales fell from 10.5% in 2003 quarter to 8.3% in 2004 quarter.

Other operating income (expense), net

*  Other operating income (expense), net accounted for a P$2 million gain in 2004 quarter attributable to our share in other operating income (expense), net of Distrilec while no significant results were recorded in CIESA. In 2003 quarter, other operating income (expense), net reflects P$1 million and P$5 million losses, attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively.

Without proportional consolidation, other operating income (expense), net accounted for a P$62 million loss in 2004 quarter compared to a P$4 million gain in 2003 quarter.

Other operating income (expense), net for 2004 quarter basically includes:

-   a P$49 million loss attributable to unused transportation capacity relating to the Ship or Pay Contract  with OCP in Ecuador.

-    P$17 million attributable to environmental remediation expenses.

-    P$14 million attributable to the tax on financial transactions.

-    a P$10 million gain attributable to advisory services to affiliates.

Operating Income

Equity in Earnings of Affiliates

Equity in earnings of affiliates including equity in earnings of affiliates under joint control is broken down as follows:

*    Equity in earnings of affiliates accounted for a P$15 million loss in 2004 quarter compared to a P$53 million gain in 2003 quarter.

Without proportional consolidation, equity in earnings of Affiliates under Joint Control accounted for a P$99 million loss in 2004 quarter compared to a P$140 million gain in 2003 quarter. The main variations were the following:

-  TGS: In 2004 quarter, equity in earnings of TGS accounted for a P$9 million loss compared to a P$32 million gain in 2003 quarter. The 2004 quarter results reflect a P$5 million allowance for valuation of this investment at its recoverable value while a P$16 million reversal is recorded in such respect in 2003 quarter.

Regarding the dollar-denominated net borrowing position, the exchange rate behavior resulted in a P$148 million financial expense and holding loss compared to a P$88 million financial income and holding gain in 2003 quarter.

In 2004 quarter, TGS’s operating income increased P$16 million to P$121 million, mainly as a consequence of the increased marketing margins of NGL (unregulated activity), capitalizing on higher international prices. In addition, sales for the gas transportation segment rose P$3 million in 2004 quarter due to increased provision of services compared to 2003 quarter attributable to the execution of new firm transportation agreements (as a result of the optimization of the gas pipeline network early in 2004 and the use of available capacity on the gas pipeline) and as a consequence of an increased demand for interruptible transportation services.

-  CIESA: In 2004 quarter, equity in earnings of CIESA accounted for a P$77 million loss compared to a P$53 million gain in 2003 quarter. Results for both quarters reflect P$45 million and P$22 million allowances, respectively, for valuation of this investment at its recoverable value.

As regards the dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a P$33 million financial expense and holding loss in 2004 quarter compared to a P$122 million financial income and holding gain in 2003 quarter.

CIESA’s equity in earnings of TGS accounted for a P$30 million loss in 2004 quarter compared to a P$124 million gain in 2003 quarter.

-  Citelec/Transener: In 2004 quarter, equity in earnings of Citelec accounted for a P$38 million loss compared to a P$38 million gain in 2003 quarter. The 2004 quarter results reflect a P$19 million allowance for valuation of this investment at its recoverable value, while a P$18 million reversal is recorded in such respect in 2004 quarter.

The variation is mainly attributable to the effect of the depreciation of the peso on the dollar-denominated net borrowing position, accounting for a P$69 million financial loss in 2004 quarter compared to a P$38 million gain in 2003 quarter. Operating income remained unchanged in both quarters (P$9 million).

-  Distrilec/Edesur: equity in earnings of Distrilec accounted for a P$7 million loss in 2004 quarter compared to a P$2 million gain in 2003 quarter.

As regards the dollar-denominated net borrowing position, the behavior of the exchange rate accounted for a P$23 million financial loss in 2004 quarter and a P$32                      million gain in 2003 quarter.

In 2004 quarter, Distrilec’s operating income increased to P$19 million from P$2 million in 2003 quarter, as a result of a 9% rise in the demand for energy, and an 11% increase in the average sales price of energy, partially offset by a 21% increase in costs attributable to the seasonal rise in the price of energy.

-  Empresa Boliviana de Refinación: In 2004 quarter, equity in earnings of Empresa Boliviana de Refinación accounted for a P$12 million gain compared to a P$5 million loss in 2003 quarter. This increase is attributable to improved margins derived from processing of reconstituted crude.

Financial income (expense) and holding gains (losses)

*  Financial income (expense) and holding gains (losses) reflect a P$411 million loss in 2004 quarter compared to a P$186 million gain in the same period of previous year. Financial income (expense) and holding (gains) losses reflect P$92 million and P$11 million losses in 2004 quarter attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Financial income (expense) and holding gains (losses) for 2003 quarter reflect P$265 million and P$15 million gains attributable to our share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) increased 228%, accounting for P$308 million and P$94 million losses in 2004 and 2003 quarters, respectively. This increase is mainly attributable to the following:

-   The 11% increase in the future curve of crude oil price in 2004 quarter, compared to the 1.8% rise in 2003 quarter, which resulted in losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting in the amount of P$187 million and P$40 million in 2004 and 2003 quarters, respectively.

-   The different evolution of the exchange rate in both quarters: 3.7% depreciation in 2004 quarter and 5.4% appreciation in 2003 quarter. Given the US dollar-denominated net borrowing position, the 2004 quarter reflects an exchange difference loss of P$37 million compared to an exchange difference gain of P$42 million in 2003 quarter.

Net interest expense totaled P$99 million and P$100 million in 2004 and 2003 quarters, respectively. In 2004 quarter, the 4.2% decline in dollar-denominated average indebtedness allowed to offset the effects of the higher average exchange rate.

Other Income (Expense), net

*   Other expense, net accounted for P$47 million and P$234 million losses in 2004 and 2003 quarters, respectively.

In 2004 quarter, excluding other expenses, net of Affiliates under Joint Control and the effects of proportional consolidation, other income (expense), net accounted for a P$3 million gain compared to a P$60 million loss in 2003 quarter. Results for 2003 quarter mainly reflect a P$39 million impairment charge for operations in Ecuador and a P$11 million impairment charge for the Faro Vírgenes area.

Income Tax

*   Income tax accounted for a P$29 million loss in 2004 quarter compared to a P$35 million gain in 2003 quarter. The income tax charge for 2004 quarter reflects P$4 million and P$4 million losses corresponding to our share in the income tax of CIESA and Distrilec, respectively. The income tax provision for 2003 quarter reflects a P$11 million loss corresponding to our share in Distrilec’s income tax and a P$67 million gain corresponding to our share in CIESA’s income tax.

Without proportional consolidation, income tax accounted for a P$21 million loss in both quarters.

Balance Sheet

The Consolidated General Balance Sheet as of June 30, 2004 includes the following amounts attributable to Affiliates under Joint Control:

-    P$3,357 million for Property, Plant and Equipment.

-    P$2,176 million for Short-Term Debt.

-    P$117 million for Long-Term Debt.

Statement of Cash Flows

(Consolidated Information) (in millions of pesos)	(Three-Month Period) IIIQ03	IIIQ02	(Six-Month Period) Jun-04	Jun-03
Cash provided by operations				
Net Results	(77)	255	5	415
Adjustments to Net Income				
Equity in Earnings of Affiliates	15	(53)	(22)	(65)
Net Financial Results	96	(392)	39	(675)
Dividends collected	23	4	36	9
Depreciation of Fixed Assets & Other Assets	265	265	525	478
CIESA Impairment	45	176	45	176
Impairments	17	50	17	127
Other	(38)	210	8	177
Exploratory Investments	0	0	80	10
Changes in assets and liabilities	142	19	264	171
Income Tax	26	(37)	4	58
Accrued Interests	167	168	298	300
Interest Paid	(89)	(90)	(222)	(271)
Subtotal	592	575	1,077	910
Derivatives anticipated proceeds	(96)	(106)	(302)	(186)
Net cash provided by operations	496	469	775	724
Cash provided by (used in) Investing Activities				
Acquisition of property, plant & equipment	(190)	(208)	(340)	(394)
Contributions in noncurrent investments	(7)	(13)	(7)	(13)
Other	(27)	4	(23)	(96)
Net Cash (used in) provided by Investing Activities	(224)	(217)	(370)	(503)
Cash provided by (used in) Financing Activities				
Loans	49	(87)	65	(108)
Net Cash Provided by (used in) Financing Activities	49	(87)	65	(108)
Inflation & Devaluation Effect	4	(53)	(1)	(134)
Variation in Cash	325	215	469	(21)
Cash at beginning	1,071	592	927	828
Cash at end	1,396	807	1,396	807

In the Statement of Cash Flows as of June 30, 2004, the 2004 quarter includes the following amounts attributable to Affiliates under Joint Control:

-    P$47 million for depreciation, P$14 million for acquisition of property, plant and equipment and P$535 million for cash at closing

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*   Net sales for 2004 quarter rose to P$820 million or 31.8%. This increase mainly derived from the 25.3% rise in average sales prices of oil equivalent and, to a lesser extent, from the 5.2% increase in oil equivalent sales volumes.

Combined oil and gas daily sales volumes rose to 169.2 thousand boe or 5.2% in 2004 quarter mainly as a consequence of increased production volumes from Venezuela and Ecuador in line with the capital expenditures made which were primarily focused on extraction improvements and drilling of new wells. Oil sales volumes increased to 119.1 thousand bbl/d or 5.3% in 2004 quarter. Gas sales volumes increased to 300.9 million cubic feet per day or 5%.

*   In Argentina, sales rose to P$447 million or 27.3% in 2004 quarter. The average sales price per barrel of oil increased to P$85.1 or 37.3% in 2004 quarter. Gas sales prices increased to P$1.99 per million cubic feet or 32.9% as a consequence of the renegotiation of agreements with third parties in unregulated markets and internal transfer prices negotiated with the Electricity business segment.

Daily average sales volumes of oil equivalent decreased to 89.4 thousand bbl/d or 4.1% in 2004 quarter. Oil sales volumes decreased to 52.4 thousand bbl/d or 7.1% as a consequence of the fields natural decline and the sale of Catriel Oeste oilfield, executed during 2003 third quarter. Daily gas sales volumes slightly increased to 222.1 million cubic feet or 0.8% in 2004 quarter.

Combined oil and gas sales outside of Argentina increased to P$373 million or 37.6% in 2004 quarter. Total oil and gas sales volumes increased to 79.8 thousand boe per day or 17.9%. Crude oil average sales price increased to P$56.9 per barrel or 20%.

In Venezuela, oil and gas sales increased to P$184 million or 26.8% in 2004 quarter. Crude oil average sales price per barrel increased to P$41.9 or 9.7% in 2004 quarter mainly as a result of the rise in the international reference price.

Daily sales volumes of oil equivalent increased to 52.0 thousand barrels or 18.4% in 2004 quarter. Drilling of new productive wells as well as the performance of work over activities by the end of 2003 and early in 2004 in Oritupano Leona and La Concepción Oilfields allowed to increase production volumes.

In Ecuador, total sales for 2004 quarter rose to P$54 million or 237.5%. The growing development of Block 18, with capital expenditures that allowed to double productive wells in 2004 quarter compared to 2003 quarter, resulted in a 135.7% increase in crude oil daily sales volumes in 2004 quarter, net of the Government’s interest, to 6.6 thousand bbl/d at a price of P$89.2 per barrel.

In Peru, oil and gas sales volumes for 2004 quarter increased to P$106 million or 29.3%. Oil sales price rose to P$100.3 per barrel or 36.8% as a consequence of the increase in the international reference price.

*   Gross profit for 2004 quarter increased to P$426 million or 52.1%. Gross margin on sales increased to 52% in 2004 quarter from 45% in 2003 quarter. This rise in gross profit mainly derived from the beforementioned increase in sales prices and volumes.

*   Administrative and selling expenses in 2004 quarter increased 7% mainly as a result of the impact derived from increased sales volumes in Ecuador. The ratio of administrative and selling expenses on sales was 5.6% in 2004 quarter and 6.9% in 2003 quarter.

*  Other operating income (expense) for 2004 quarter accounted for a P$61 million loss compared to a P$21 million gain in 2003 quarter. The 2004 quarter reflects a P$49 million loss derived from the unused transportation capacity relating to the Ship or Pay Contract in Ecuador, and P$17 million attributable to environmental remediation expenses.

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the Income Statement under “Financial Income (Expense) and Holding Gains (Losses)”.

As of June 30, 2004, the Company maintains the following structure of oil hedge agreements, which are accounted for as non-hedge instruments:

                                                                                    _________Expected Maturity________

	2004	2005	Total
Sales Price Exposure

Crude oil price swaps (1)
Contract volumes (million bbl)	3.22	-	3.22
Average settlement prices (US$ per barrel)	18.77	-	-
Current value before advance payments			(174)

Swap options (2)
Contract volumes (million bbl)	2.30	7.30	9.60
Average exercise price (US$ per barrel)	19.00	19.00	-
Current value before advance payments			(457)

(1)

The transactions included herein are swap options exercised by the counterparties.

(2)

The transactions included herein are sold swap options.

.

Refining

*    As from 2004 first quarter, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining business segment commercializes oil brokerage operations, which were previously commercialized by the Hydrocarbon Marketing and Transportation business unit. These operations accounted for P$10 million sales revenues in the period under review, with a P$1 million contribution margin.

*  Operating income for the Refining business segment accounted for P$1 million and P$35 million gains in 2004 and 2003 quarters, respectively. The business contribution margin significantly declined in 2004 quarter due to the rise in WTI crude oil prices within the context of the Price Stability Agreement.

*   Gross profit fell P$36 million or 69% to P$16 million in 2004 quarter and gross margin decreased to 3.8% in 2004 quarter from 16% in 2003 quarter. Within the context of the Price Stability Agreement, crude oil average cost increased to P$93.7 per barrel or 27.7% in 2004 quarter.

*   Net sales for refinery products increased to P$417 million or 28.7% in 2004 quarter, boosted by higher prices of the products sold by the Company, the 3% average increase in volumes and the incorporation of oil brokerage operations in 2004 quarter.

Crude oil volumes processed fell to 29,500 bbl/d or 19.7% in 2004 quarter, due to plant shutdowns for maintenance works at toppings I and II. This effect, however, was mitigated by increased operational integration with the Oil and Gas Exploration and Production business segment. To such respect, the option to prioritize crude oil processing has allowed to capitalize on the important competitive advantages derived from complementation with the activities performed by EG3, a company controlled by Petrobras.

In addition, in line with the goal of maximizing marketing margins, the Company adopted changes in the mix of the products it sells and its distribution channels. In such respect, domestic sales increased 8% in 2004 quarter, mainly due to diesel oil and gasoline sales to other oil companies while export volumes fell 5%.

Total diesel oil sales volumes rose 6% to 246 thousand cubic meters in 2004 quarter, with a 5% increase in the domestic market and an 11% growth in exports, especially to Paraguay. The sales increase in Argentina is mainly boosted by higher sales to domestic oil companies.

Total gasoline sales volumes rose 52% in 2004 quarter, due to the 64% increase in sales to the domestic market, offset by lower export sales. The domestic sales increase was boosted by increased sales to oil companies operating in Argentina. The Company’s market share was 3.5% in 2004 quarter and 3% in 2003 quarter.

Asphalts sales volumes grew 14% in 2004 quarter. Domestic market sales increased 22% due to a rise in road construction which resulted in a 6% shrinkage in exports, especially to Paraguay.

As regards the other products, sales volumes for the reformer plant byproducts grew 25% in 2004 quarter, mainly due to increased domestic sales while aromatics and paraffins sales volumes declined 54% and 7%, respectively.

Sales average prices increased 17%, 61%, 9%, 42%, 6% and 24% for diesel oil, benzene, asphalts, paraffins, gasoline and heavy distillates, respectively, mainly due to the effect of the significant rise in crude oil international prices.

*   Administrative and selling expenses were similar in both quarters. However, the ratio of administrative and selling expenses on sales declined from 4.3% in 2003 quarter to 3.6% in 2004 quarter.

Petrochemicals

*   Regarding the international context in 2004 quarter, the styrenics business was characterized by high international prices both of finished products and raw materials. Along these lines, styrene and polystyrene prices increased approximately 36% and 40%, respectively, while benzene price, which is the main raw material, rose 83% in line with the crude oil price increase. This difference resulted in lower spreads for styrenics in the international market compared to 2003 quarter, particularly the spread for styrene which decreased 48% and, to a lesser extent, the spread for polystyrene which dropped 4%.

Regarding the fertilizers business, urea international prices rose 14% from an average of US$127 per ton in 2003 quarter to US$145 per ton in 2004 quarter. This was attributable to an increased demand from the Southeastern region of Asia as well as to a lower global supply as a result of the high cost of natural gas in the major manufacturing centers of urea around the world.

*  Operating income for 2004 quarter increased to P$46 million or 39.4%, mainly due to improved styrenics sales volumes in Brazil, which offset the lower contribution margins.

*    In Argentina, styrenics sales volumes increased to P$144 million or 32.1% in 2004 quarter.

Average sales prices in pesos were 16% higher compared to 2003 quarter in 2004 quarter.

Sales volumes in 2004 quarter totaled 47.6 thousand tons, 14% higher compared to 2003 quarter, mainly as a result of 40%, 10% and 4% average increases in polystyrene, styrene and synthetic rubber sales volumes, respectively, boosted by increased domestic market sales.

Reflecting the Argentine market recovery, changes were adopted in the sales channels prioritizing the positioning in the domestic market over exports. Styrene and polystyrene domestic sales grew 62% and 48%, respectively, which resulted in a 3% shrinkage in styrene exports. Synthetic rubber volumes increased in the domestic market an average of approximately 9%, due to an increased demand for products derived from substitution of imported manufactured products and increased exports of pneumatics.

Innova sales in Brazil increased to P$156 million or 60.8% in 2004 quarter.

Total sales volumes rose 51%. The increased demand in Brazil as a consequence of a recovery in the economic activity and the rebuilding of inventory levels boosted a 50% increase in domestic sales to 51 thousand tons in 2004 quarter from 34 thousand tons in 2003 quarter. Styrene and polystyrene sales volumes in the domestic market rose 35% and 57%, respectively. Polystyrene exports grew 223%, mainly to the USA and Africa.

Sales prices for 2004 quarter recorded an average rise of 5%. The increased competitiveness of the Brazilian market and the competitive pressures of substitute product prices, such as polypropylene, significantly offset the impact of the rise in international prices.

Fertilizers sales in 2004 quarter climbed to P$98 million or 50.8% as a consequence of the combined effect of (i) a 37% increase in sales volumes as a result of the strong recovery of the farming industry, and the commercial restructuring which allowed for the expansion of sales areas and (ii) the 10% price increase in line with the international reference price.

*  Gross profit increased to P$72 million or 20% in 2004 quarter. Gross margin on sales decreased to 18.1% in 2004 quarter from 22.2% in 2003 quarter.

Styrenics in Argentina: Gross profit totaled P$29 million in 2004 and 2003 quarters. Gross margin fell to 20.1% in 2004 quarter from 26.6% in 2003 quarter, mainly as a result of increased costs derived from the rise in benzene prices.

Gross profit for styrenics in Brazil increased to P$21 million or 90.9% in 2004 quarter. Gross margin on sales increased to 13.5% in 2004 quarter from 11.3% in 2003 quarter as a consequence of the significant improvement in sales volumes.

Gross profit for fertilizers increased to P$22 million or 10%, while gross margin declined from 30.8% in 2003 quarter to 22.4% in 2004 quarter. The increase in gross profit derived from the significant sales volumes and improved prices, which effects allowed to offset the incidence of resale import products with costs higher than those of the Company’s own manufactured products, and from the increase in the gas rate.

*  Administrative and selling expenses increased 12% in 2004 quarter mainly as a consequence of higher selling expenses incurred by Innova. The ratio of administrative and selling expenses on sales decreased from 9.3% in 2003 quarter to 7.1% in 2004 quarter.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with CIESA’s proportional consolidation is as follows:

*   As from the first quarter of 2004, allocation of product sales among business units was subject to a series of changes. As a result, the Hydrocarbon Marketing and Transportation business unit sells the gas produced in Argentina and the liquids obtained from gas processing, which products are transferred from the Oil and Gas Exploration and Production business segment at market prices. In addition, the business segment’s operations include gas and LPG brokerage services while oil brokerage operations are marketed by the Refining business segment.

In 2004 quarter, sales revenues significantly climbed to P$100 million from P$17 million in 2003 quarter, due to the marketing changes mentioned above. This results in a P$4 million increase in gross profit in 2004 quarter compared to 2003 quarter.

In 2004 quarter, revenues from the sale of gas and liquids produced by the Company totaled P$40 million and P$51 million, respectively. Sales volumes of gas produced by the Company in Argentina totaled 213.4 million cubic feet per day and liquids sales volumes totaled 60.4 thousand tons.

Gas and LPG brokerage services accounted for sales revenues of P$9 million and P$17 million in 2004 and 2003 quarters, respectively.

*  Operating income totaled P$63 million and P$97 million in 2004 and 2003 quarters, respectively. Operating income includes P$53 million and P$91 million gains for 2004 and 2003 quarters, respectively, attributable to the proportional interest in Ciesa. Excluding proportional consolidation, operating income totaled P$10 million and P$6 million in 2004 and 2003 quarters, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation with Distrilec’s proportional consolidation is as follows:

*   Net sales of electricity generation increased to P$66 million or 20% in 2004 quarter, as a consequence of the combined effect of a 16% rise in sales volumes and an about 4% slight improvement in electricity sales prices.

Net sales attributable to Genelba Power Plant increased to P$53 million or 15.2% in 2004 quarter, due to the increase in energy delivered to the wholesale electricity market in answer to the 9% rise in the demand for energy and to a higher demand from thermal plants on account of the lower water flow contribution at the Uruguay River basin during 2004 quarter, compared to the high water supply scenario in 2003 quarter. In addition, in 2004 quarter Genelba Power Plant had a higher share in thermal generation since due to its gas supply contract modality, the plant operations were not affected by the lower gas availability as was the case with other thermal power plants. As a result of the above mentioned, energy delivered increased to 1,193 GWh or 11.8% in 2004 quarter from 1,067 GWh in 2003 quarter. During 2004 quarter, scheduled major maintenance works were performed according to the manufacturer’s specifications, which fact had an impact on the Power Plant’s availability factor which fell to 78.5% or 14.9% in 2004 quarter from 93.4% in 2003 quarter. However, and evidencing the higher demand for energy deliveries due to the Power Plant’s competitive advantages, the plant factor grew to 77.8% in 2004 quarter from 63.7% in 2003 quarter. The average price of energy and power delivered increased to P$44.3 per MWh or 3.5% in 2004 quarter from P$42.8 per MWh in 2003 quarter, due to the payment of additional compensation for guaranteed supply to the electricity market, reflecting higher sales in the amount of P$7 million in 2004 quarter and P$4 million in 2003 quarter, and energy deliveries by less efficient machines at higher market prices as a result of the gas supply situation described above.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex climbed to P$12 million or 50% in 2004 quarter, as a result of a strong increase in generation volumes and improved sales prices. Though in 2004 quarter mean flows of the Limay and Collón Curá rivers were 10% higher compared to 2003, energy delivered by Pichi Picún Leufú increased to 289 GWh or 33.3% in 2004 quarter from 217 GWh in 2003 quarter, mainly as a result of consumption of water stored in the hydroelectric plant’s upper reservoir for the purpose of replacing thermal supply which was not available due to fuel supply problems. The price of energy delivered rose to P$41.4 per MWh  or 10.1% in 2004 quarter from P$37.6 per MWh in 2003 quarter.

*  Gross profit for the generation business increased to P$31 million or 40.9% in 2004 quarter, mainly as a result of increased sales volumes and improved prices in the wholesale electricity market.

Outlook

Concerning Oil and Gas Production and Exploration activities, production levels are estimated to increase an average of 170 thousand boe/d. This increase would be mainly attributable to operations in Venezuela, reflecting drilling capital expenditures. In Argentina a slight reduction is foreseen as a result of the natural decline of some fields. No significant changes are expected in Peru and Bolivia.

Concerning the Refining business, the current trends are expected to continue, with the diesel oil and gasoline markets exhibiting a relative recovery compared to previous year mainly attributable to the growth of gasolines with higher octane ratings. This trend reverses the behavior of the last few years. The refinery will continue operating at close to maximum capacity.

 As regards the Petrochemicals business, low margins are foreseen for the styrenics business as a result of the high price of raw materials, particularly benzene. Margins for the elastomer business will keep in line with those recorded during the first semester of 2004. The Brazilian market recovery trend shown since early in 2004 will continue, in line with the growth of its economy and exports. As regards the fertilizers market, a scenario with high international prices of urea is foreseen, with increased gas prices due to supply restrictions.

Concerning the Electricity business segment, a scenario with higher prices for energy is expected for 2004 third quarter, as a result of the passing through of increased gas costs to prices and a water supply level lower than mean levels. In addition, demand for energy is estimated to continue growing though at a rate lower than that recorded lately.

As regards utilities, based on the schedule defined by the Utility Contracts’ Analysis and Renegotiation Unit, further progress is expected in the renegotiation of utility privatization and concession contracts towards the end of the year.

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Petrobras Energía Participaciones S.A. is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/09/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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